201 East Fourth Street
Cincinnati, Ohio 45202
513 723 8940
Fax 513 723 6566
andre.s.valentine@convergys.com
Andre S. Valentine
Chief Financial Officer

May 14, 2013

VIA EDGAR AND FEDERAL EXPRESS

Melissa Feider
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F St., NE
Washington DC 20549-3628

Re:	Convergys Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 21, 2013
File No. 001-14379

Dear Ms. Feider:

This letter responds to comments contained in the Staff letter dated May 3, 2013, addressed to Mr. Andre Valentine, the Chief Financial Officer of Convergys Corporation (the “Company”) with respect to the above-referenced filing. Our response below follows a repetition of the Staff's comment to which it applies.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Note 5. Investment in Cellular Partnerships, page 56

1.
In response to comment 2 in your letter dated August 20, 2012, you amended your Form 10-K for the year ended December 31, 2011 on October 3, 2012 to include unaudited financial statements of Cincinnati SMSA Limited Partnership for fiscal year 2011 and audited financial statements for fiscal years 2010 and 2009 pursuant to Rule 3-09 of Regulation S-X. Since this equity method investee was significant to fiscal 2010, which is included in your Form 10-K for the fiscal year ended December 31, 2012, please provide us with your consideration to file unaudited financial statements for fiscal 2011 and audited financial statements for fiscal 2010 of Cincinnati SMSA Limited Partnership as an exhibit to your fiscal 2012 Form 10-K. We refer you to Rule 3-09 of Regulation S-X.

Melissa Feider
Division of Corporate Finance
Securities and Exchange Commission
May 14, 2013

Company Response

As previously indicated in our August 20, 2012 response to comment 2 in the August 7, 2012 Staff comment letter, we concluded that our investment in the Cincinnati SMSA Limited Partnership (the “Partnership Interest”) represented a significant investment for the years ended December 31, 2009 and 2010. The Partnership Interest did not represent a significant investment for the year ended December 31, 2011. We subsequently filed an amendment to our Form 10-K for the fiscal year ended December 31, 2011 (the “Amended 2011 Report”). The Amended 2011 Report included audited financial statements of the Cincinnati SMSA Limited Partnership for the years ended December 31, 2009 and 2010 and the unaudited financial statements for the six months ended June 30, 2011 (collectively, the “Partnership Financial Statements”).

Results from continuing operations for the fiscal year ended December 31, 2010 are presented in our Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Report”). As discussed above, the Partnership Interest was significant to our results from operations for the fiscal year ended December 31, 2010. Accordingly, on May 14, 2013, we filed an amendment to our 2012 Report to include the Partnership Financial Statements for the year ended December 31, 2010 and six months ended June 30, 2011.

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of this disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions or concerns with respect to the responses set forth in this letter or if you have any further comments, we would appreciate the opportunity to discuss them with you. Please do not hesitate to contact the undersigned at 513-723-8940.

Sincerely,

/s/ Andre S. Valentine
Andre S. Valentine
Chief Financial Officer
Convergys Corporation

Cc:    Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission